Filed by Eleusis Inc.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Silver Spike Acquisition Corp II
Commission File No.: 001-40182
Date: January 20, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): January 20, 2022

SILVER SPIKE ACQUISITION CORP II
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40182	N/A
(State or Other Jurisdiction	(Commission File Number)	(I.R.S. Employer
of Incorporation)		Identification No.)

660 Madison Avenue Suite 1600 New York, New York	10065
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: +1 212-905-4923

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	SPKB	The NASDAQ Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SPKBW	The NASDAQ Stock Market LLC
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	SPKBU	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01          Entry into a Material Definitive Agreement.

The Business Combination Agreement and Plan of Merger

On January 20, 2022, Silver Spike Acquisition Corp II, an exempted company incorporated in the Cayman Islands with limited liability (“Silver Spike” or “SPAC”), entered into a Business Combination Agreement and Plan of Merger (the “Business Combination Agreement”) by and among Silver Spike, Silver Spike Merger Sub II, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Silver Spike (“Merger Sub 1”), Eleusis Inc., a Delaware corporation (“HoldCo”), Eclipse Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of HoldCo (“Merger Sub 2”), and Eleusis Holdings Limited, a company incorporated under the laws of England and Wales with company number 10809365 (“Eleusis”).

The Business Combination

Pursuant to the Business Combination Agreement and on the terms and subject to the conditions set forth therein, (i) Silver Spike will merge with and into Merger Sub 1, with Merger Sub 1 surviving such merger and continuing as a Delaware corporation (“SPAC Successor”) (the “Domestication Merger”), (ii) HoldCo will acquire all of the outstanding shares of Eleusis from Eleusis’s shareholders in exchange for the issuance to such shareholders of HoldCo stock, (iii) holders of options of Eleusis will roll over such options into replacement options to acquire shares of common stock of HoldCo (“HoldCo Common Stock”), (iv) HoldCo will be recapitalized such that its authorized and outstanding capital stock will consist solely of HoldCo Common Stock and, prior to the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), HoldCo will complete a stock split of the HoldCo Common Stock, and (v) Merger Sub 2 will merge with and into SPAC Successor, with SPAC Successor surviving such merger as a direct, wholly owned subsidiary of HoldCo (the “Business Combination Merger” and, together with the Domestication Merger, the “Mergers”, and the Mergers, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

As a result of the Business Combination, each issued and outstanding SPAC Class A Ordinary Share and SPAC Class B Ordinary Share will be cancelled and converted into a share of HoldCo Common Stock, and subject to the Warrant Agreement, dated as of March 10, 2021, between SPAC and its warrant agent and the Business Combination Agreement, each warrant to acquire one SPAC Class A Ordinary Share (a “SPAC Warrant”) will be cancelled and converted into a warrant to acquire one share of HoldCo Common Stock. Each unit of SPAC consisting of one SPAC Class A Ordinary Share and one-fourth of a SPAC Warrant that has not previously been separated into the underlying SPAC Class A Ordinary Share and SPAC Warrant will be separated immediately prior to the Business Combination.

The Business Combination is expected to close in the second or third quarter of 2022, following the receipt of the required approval of Silver Spike’s shareholders and the fulfillment of other customary closing conditions.

Business Combination Consideration

As a result of the Business Combination, existing equityholders of Eleusis, including holders of Eleusis options (each, an “Eleusis Equityholder”), will receive a number of shares of HoldCo Common Stock (or restricted stock units, in the case of holders of Eleusis options) determined based on an implied equity value for Eleusis of $350 million, at a value of $10.00 per share of HoldCo Common Stock.  In the event that Eleusis obtains equity financing prior to the Closing as permitted by the Business Combination Agreement, the implied equity value of the HoldCo Common Stock (or restricted stock units) received by Eleusis Equityholders will be increased by the amount of such financing, at a value of $10.00 per share of Holdco Common Stock.

Eleusis Equityholders will also receive a number of earnout shares in connection with the Closing approximately equal to 14% of an adjusted measure of the pro forma value of HoldCo immediately following the Closing (the “Earnout Shares”), subject to vesting and forfeiture based on achievement of post-closing share price targets, in each case for any 20 trading days within any 30 trading day period commencing on the date on which the Closing occurs (the “Closing Date”) and ending on the third anniversary of the Closing Date:

•	20% of the Earnout Shares will vest if and when the closing trading price of HoldCo Common Stock equals or exceeds $12.50 per share;

•	30% of the Earnout Shares will vest if and when the closing trading price of HoldCo Common Stock equals or exceeds $15.00 per share; and

•	50% of the Earnout Shares will vest if and when the closing trading price of HoldCo Common Stock equals or exceeds $17.50 per share.

The earn-out shares will be issued and outstanding as of the Closing, and any earn-out shares that have not vested as of the third anniversary of the Closing Date will be forfeited for no consideration at that time. Holders of earn-out shares will be entitled to exercise the voting rights carried by the earn-out shares while the earn-out shares are subject to vesting conditions and the risk of forfeiture.

The transaction will result in approximately $258 million being contributed to the balance sheet of Eleusis, assuming no redemptions and net of estimated transaction expenses.

Eleusis’s obligations to complete the Business Combination are contingent upon proceeds of the trust account (net of redemptions) and any financing arrangements being greater than or equal to $50,000,000 (the “Minimum Cash Condition”). Under the Business Combination Agreement, if Silver Spike fails to meet the Minimum Cash Condition, Eleusis may waive the Minimum Cash Condition.

Sponsor Promote

In the event that the amount of cash available to be released from the trust account of Silver Spike (after giving effect to all payments made as a result of the completion of all Silver Spike share redemptions) and the net amount of proceeds actually received by HoldCo or Eleusis pursuant to certain financing arrangements is, in the aggregate, between $50,000,000 and $100,000,000, then up to 3.25 million of the SPAC Class B Ordinary Shares held by Silver Spike Sponsor, LLC (the “Sponsor”) will be forfeited.  Additionally, in the event that the Minimum Cash Condition is not satisfied but is waived by Eleusis, the Sponsor will forfeit up to 250,000 of its SPAC Class B Ordinary Shares at the Closing.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use commercially reasonable efforts to take all appropriate actions to consummate and make effective, in the most expeditious manner practicable, the Business Combination. The Business Combination Agreement also contains certain customary covenants by Eleusis and Silver Spike during the period between the signing of the Business Combination Agreement and the Closing, including the conduct of their respective businesses, obtaining governmental consents, as well as certain customary covenants, such as publicity, some of which may continue after the Closing. Each of the parties also agreed not to solicit or enter into any alternative competing transactions during the period from the date of the Business Combination Agreement and the Closing. Silver Spike also agreed that it will ensure Silver Spike remains listed as a public company and that Silver Spike’s ordinary shares remain listed on Nasdaq.

Directors of Holdco

The board of directors of HoldCo as of immediately following the Closing will consist of either seven (7) or nine (9) directors, as determined by Eleusis, of whom two (2) individuals will be designated by Silver Spike (one of which must be selected from a list of prospective independent directors that is mutually agreed upon by Silver Spike and the other of which will be Scott Gordon), and of whom seven (7) individuals will be designated by Eleusis. Pursuant to an Investor Rights Agreement (a form of which is attached as an exhibit to the Business Combination Agreement) to be entered into by HoldCo and certain stockholders of HoldCo at the Closing, Shlomi Raz, the founder and chief executive office of Eleusis, will have certain rights to nominate individuals for election or appointment as directors of HoldCo following the Closing.

Closing Conditions

The obligations of the parties to complete the Closing are subject to various conditions, including customary conditions of each party and the following mutual conditions of the parties, unless waived:

•	the approval of the Silver Spike shareholders shall have been obtained;

•	the Domestication Merger shall have been consummated;

•
the shares of registration statement on Form S-4 shall have become effective, no stop order shall have been issued by the SEC with respect to the registration statement and no legal proceeding seeking such stop order shall have been initiated and remain pending;

•	the absence of any law or governmental order that would enjoin or prohibit the consummation of the Business Combination;

•	Silver Spike shall have at least $5,000,001 of net tangible assets remaining after giving effect to redemptions and any financing arrangements; and

•	the HoldCo Common Stock shall have been approved and listed on Nasdaq, subject to official notice of the issuance thereof.

In addition, Eleusis’s obligation to complete the Closing is subject to (unless waived by Eleusis) the Minimum Cash Condition.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances, including:

•	by written consent of Eleusis and Silver Spike;

•
by either party if: (i) the consummation of the Mergers is permanently prevented, prohibited, or deemed illegal by the terms of a final, non-appealable governmental order; (ii) Silver Spike’s shareholders do not approve the transaction proposals at the Silver Spike shareholder meeting (subject to any adjournment or postponement thereof); (iii) the representations, warranties or covenants of the other party are breached such that there is a failure of the related closing condition (subject to a 30-day cure period); or (iv) the Closing has not occurred on or before seven months following the date of the Merger Agreement;

•	by Silver Spike if Eleusis incurs indebtedness prior to the Closing other than as permitted by the Business Combination Agreement, in breach of its covenants set forth therein; or

•	by Eleusis if there is a modification in recommendation by the Silver Spike board of directors.

Other General

The Business Combination Agreement contains representations, warranties and covenants that the parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about Silver Spike, Eleusis, HoldCo or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Silver Spike’s public disclosures.

The foregoing description of the Business Combination Agreement is not complete and is qualified in its entirety by reference to the Business Combination Agreement (including the form of Investor Rights Agreement and the other exhibits thereto), the form of which is attached as Exhibit 2.1 to this Current Report and incorporated herein by reference.

Deed of Irrevocable Undertaking

Concurrently with the execution of the Business Combination Agreement, Eleusis’s shareholders and holders of convertible notes entered into deeds of irrevocable undertaking (collectively, the “Deeds of Irrevocable Undertaking”) pursuant to which such shareholders and holders of convertible notes agreed to exchange all of their shares of Eleusis for shares of HoldCo Stock prior to the Closing as contemplated by the Business Combination Agreement and to take certain other actions in furtherance of the Business Combination and related transactions.  Eleusis’s shareholders and holders of convertible notes also agreed, with certain exceptions, to a lock-up applicable to their shares of HoldCo Common Stock for a period of one year after the Closing, subject to early release if the closing trading price of HoldCo Common Stock equals or exceeds $12.00 for any 20 trading days within any 30 trading day period starting at least 150 days after Closing Date.

The foregoing description of the Deeds of Irrevocable Undertaking does not purport to be complete and is qualified in its entirety by the terms and conditions of the Deeds of Irrevocable Undertaking, a representative form of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor entered into a letter agreement (the “Sponsor Letter Agreement”) with Silver Spike, HoldCo and Eleusis pursuant to which the Sponsor agreed, among other things, to vote all of its Class B ordinary shares, par value $0.0001 per share, of Silver Spike, along with the HoldCo Common Stock into which such shares are converted as a result of the Business Combination (the “Sponsor Shares”), in favor of the Business Combination and related transactions and to take certain other actions in support of the Business Combination Agreement and related transactions and, subject to customary exceptions, not to transfer the Sponsor Shares prior to the Closing.  The Sponsor also agreed, with certain exceptions, to a lock-up applicable to their shares of HoldCo Common Stock for a period of one year after the Closing, subject to early release if the closing trading price of HoldCo Common Stock equals or exceeds $12.00 for any 20 trading days within any 30 trading day period starting at least 150 days after Closing Date.

The foregoing description of the Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Letter Agreement, a copy of which is filed as Exhibit 10.2 hereto and is incorporated herein by reference.

Item 7.01.          Regulation FD Disclosure.

On January 20, 2022, Silver Spike and Eleusis issued a joint press release (the “Press Release”) announcing the execution of the Business Combination Agreement.

Also on January 20, 2022, Silver Spike and Eleusis released an investor presentation that will be used by Silver Spike, Eleusis and HoldCo with respect to the Business Combination (the “Investor Presentation”).

Copies of the Press Release and Investor Presentation are furnished as Exhibits 99.1 and 99.2, respectively, to this Current Report and are incorporated by reference herein.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements Legend

This document contains certain “forward-looking statements” within the meaning of the federal securities laws, with respect to the proposed transaction between Eleusis Holdings Limited (“Eleusis”) and Silver Spike Acquisition Corp II (“Silver Spike”). These forward-looking statements are generally identified by words such as “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” or the negatives of these words or words of similar meaning. These forward looking statements include, but are not limited to, statements regarding the benefits of the transaction, the anticipated timing of the transaction, Eleusis’s product candidates and expected markets, and Eleusis's projected future results. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Such forward-looking statements are based upon the current beliefs and expectations of the management of each of Silver Spike and Eleusis and are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Silver Spike's securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of Silver Spike, the satisfaction of the minimum trust account amount following redemptions by Silver Spike's public shareholders and the receipt of certain governmental and regulatory approvals, (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (v) the effect of the announcement or pendency of the transaction on Eleusis’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupts current plans of Eleusis and potential difficulties in Eleusis employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Eleusis or against Silver Spike or NewCo related to the agreement and plan of merger or the proposed transaction, (viii) the ability of NewCo's securities to qualify to list on The Nasdaq Capital Market, (ix) volatility in the price of Silver Spike's securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Eleusis plans to operate, variations in performance across competitors, changes in laws and regulations affecting Eleusis’s business and changes in the combined capital structure, (x) the impact of the global COVID-19 pandemic, (xi) the enforceability of Eleusis's intellectual property, including its trademarks, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xii) the ability of Eleusis to protect the intellectual property and confidential information of its customers, (xiii) unexpected costs, charges, or expenses resulting from the proposed business combination, (xiv) evolving legal, regulatory and tax regimes, (xv) the possibility that Eleusis may be adversely affected by other economic, business and/or competitive factors, (xvi) actions by third parties, including government agencies, and (xvii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Silver Spike’s Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus included therein discussed below and other documents filed by Silver Spike and NewCo from time to time with the U.S. Securities and Exchange Commission (the “SEC”). You are cautioned not to place undue reliance on these forward-looking statements as a predictor of future results, performance and/or achievements as projected financial information and other information are based on estimates and assumptions, whether or not identified in this document, that are inherently subject to various significant risks, uncertainties, contingencies and other factors, many of which are difficult to predict and generally beyond the control of the parties. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Eleusis, NewCo and Silver Spike assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Eleusis, NewCo nor Silver Spike gives any assurance that either Eleusis, NewCo or Silver Spike will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Eleusis and Silver Spike. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Silver Spike and NewCo intend to file a registration statement on Form S-4 that will include a preliminary proxy statement for the solicitation of Silver Spike shareholder approval and prospectuses of Silver Spike and NewCo. The proxy statement/prospectus will be sent to all Silver Spike stockholders. Silver Spike and NewCo also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SILVER SPIKE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/ PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that are or will be filed with the SEC by Silver Spike and NewCo through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Silver Spike and NewCo may be obtained free of charge from their respective websites at silverspikecap.com or by written request to Silver Spike at 660 Madison Ave, Suite 1600, New York, New York 10065.

Participants in Solicitation

Silver Spike, NewCo and Eleusis and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Silver Spike’s stockholders in connection with the proposed transaction. Information about Silver Spike’s directors and executive officers and their ownership of Silver Spike’s securities is set forth in Silver Spike’s filings with the SEC. To the extent that holdings of Silver Spike’s securities have changed since the amounts printed in Silver Spike’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/ prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Item 9.01          Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1*
Business Combination Agreement and Plan of Merger, dated January 20, 2022, by and among Silver Spike Acquisition Corp II, Silver Spike Merger Sub II, Inc., Eleusis Inc., Eclipse Merger Sub, Inc., and Eleusis Holdings Limited

10.1*	Form of Deed of Irrevocable Undertaking

10.2	Form of Sponsor Support Agreement

99.1	Press Release, dated January 20, 2022.

99.2	Investor Presentation, dated January 20, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*
Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Silver Spike agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 20, 2022

SILVER SPIKE ACQUISITION CORP II

By:	/s/ Gregory Gentile
	Name:	Gregory Gentile
	Title:	CFO